BUSINESS FIRST BANCSHARES, INC.

June 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Business First Bancshares, Inc.
Request for Accelerated Effectiveness Registration Statement on Form S-3 File No. 333-256605

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Business First Bancshares, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, as amended, so that it will become effective on Tuesday, June 8, 2021, at 3:00 p.m., Eastern time, or as soon as possible thereafter.

Please contact Lowell W. Harrison, Esq. of Fenimore, Kay, Harrison and Ford, LLP at (512) 583-5905 or Kevin Strachan of Fenimore, Kay, Harrison and Ford, LLP at (770) 282-5117 with any questions you may have with this request. In addition, please notify either Mr. Harrison or Mr. Strachan by telephone when this request for acceleration has been granted.

Very truly yours,

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ Gregory Robertson
Name:	Gregory Robertson
Title:	Chief Financial Officer

cc:	Lowell W. Harrison, Fenimore, Kay, Harrison & Ford, LLP Kevin Strachan, Fenimore, Kay, Harrison & Ford, LLP